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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50333

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockefeller Capital Partners, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company CPA's, LLC
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue	Union	NJ	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Richard Stoyeck_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Rockefeller Capital Partners. LLC_____, as of ___December 31___, 20_05_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

STATE OF CONNECTICUT } SS
COUNTY OF Fairfield }

SUBSCRIBED AND SWORN TO BEFORE ME
THIS __17__ DAY OF Feb AD 2006

_____
Notary Public

THOMAS LEBOW
NOTARY PUBLIC
My Commission Expires, Nov. 30, 2008

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKEFELLER CAPITAL PARTNERS, L.L.C.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2005

WITH

INDEPENDENT AUDITORS' REPORT

ROCKEFELLER CAPITAL PARTNERS, L.L.C.

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Members
Rockefeller Capital Partners, L.L.C.

We have audited the accompanying balance sheet of Rockefeller Capital Partners, L.L.C. as at December 31, 2005, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockefeller Capital Partners, L.L.C. as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. P. Grossman & Company LLC

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

February 11, 2006

03859ROC.05Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
BALANCE SHEET
AS AT DECEMBER 31, 2005

ASSETS

Cash	$ 58,258
TOTAL ASSETS	$ 58,258

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 1,800
Members' equity: Members' equity	56,458
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 58,258

See accompanying notes and independent auditors' report.

Revenues:		
Portfolio review fees	$ 9,335	
Consulting fees	55,000	
Total revenues		$ 64,335
General and Administrative expenses:		
Telephone	$ 4,305	
Professional fees	6,619	
Regulatory fees	1,770	
Corporate taxes	500	
Dues and subscriptions	2,923	
Office expense	2,753	
Rent	23,711	
Total general and administrative expenses		42,581
Net income		$ 21,754

See accompanying notes and independent auditors' report.

Cash flows from operating activities:

Net income $ 21,754

Increase (decrease) in:
  Accrued expense   (150)
    Total adjustment   (150)

Net increase in cash   21,604

Cash, beginning of year   36,654

Cash, end of year $ 58,258

See accompanying notes and independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2005

	Members' Equity
Balance, beginning of year	$ 34,704
Net income	21,754
Balance, end of year	$ 56,458

See accompanying notes and independent auditors' report.

Balance - beginning of year	$ -0-
Increases	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report.

Note 1 - <u>Organization and Summary of Significant Accounting Policies</u>:

<u>Organization</u>

Rockefeller Capital Partners, L.L.C. (the "Company") is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at December 31, 2005, the company was in compliance with all minimum capital requirements.

<u>Basis of Accounting</u>

The company uses the accrual basis of accounting for both financial and income tax reporting purposes.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make some estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2005, the company had net capital of $56,458, which was $51,458 in excess of its minimum dollar net capital requirement of $5,000.

Schedule 1

Total stockholders' equity	$56,458
Total capital	56,458
Less: Deductions and/or charges: Non-allowable assets	-0-
Net capital before haircuts on security positions	56,458
Less: Haircuts on securities	-0-
Net capital	56,458
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
REMAINDER: Net capital in excess of all requirements	$51,458

Aggregate indebtedness $ 1,800   =   3.19%
Net capital $56,458

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part IIA Filing of Form X-17a-5, and found no difference.

See independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT DECEMBER 31, 2005

Schedule 2

The Company is exempt from the computation for determination of reserve
requirements in that a special account for the exclusive benefit of
customers is maintained.

Schedule 3

We have found no material inadequacies in the accounting system,
internal accounting control, and that procedures for safeguarding
securities are adequate.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.

See independent auditors' report.

Schedule 4

The computation of net capital per the audited financial statements as at December 31, 2005, compared to the net capital computed on Form X-17a-5 (Focus Report) did not differ.

See independent auditors' report.

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT



Board of Directors
Rockefeller Capital Partners, L.L.C.
181 Post Road West
Westport, CT 06880

We have audited the Focus Report Form X-17A-5 of Rockefeller Capital
Partners, L.L.C. as of December 31, 2005 and the related forms for the
year then ended. Our audit was made in accordance with generally
accepted auditing standards and, accordingly, included such tests of the
accounting records and such other auditing procedures as we considered
necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in
accordance with applicable instructions and forms that were in use at
the time of such filings.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 11, 2006

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEsuraPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C-3-3

Board of Directors
Rockefeller Capital Partners, L.L.C.
181 Post Road West
Westport, CT   06880

In planning and performing our audit of the financial statements of
Rockefeller Capital Partners, L.L.C. for the year ended December 31,
2005, we considered its internal control, including control activities
for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange
Commission ("SEC"), we have made a study of the practices and procedures
followed by the Company, including tests of such practices and
procedures that we considered relevant to the objectives stated in Rule
17A-5(g) in making the periodic computations of aggregate indebtedness
and net capital under rule 17A-3(a)(11) and for determining compliance
with the exemptive provisions of Rule 15C-3-3. Because the Company does
not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the
practices and procedures followed by the Company in making quarterly
securities examinations.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures referred
to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the
expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether
those practices and procedures can be expected to achieve the SEC's
above-mentioned objectives. Two of the objectives of internal control
and the practices and procedures are to provide management with
reasonable but not absolute assurance that assets for which the Company
has responsibility are safeguarded against loss from unauthorized use

(cont'd...)

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

February 11, 2006